SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

CNPJ/MF nº 01.545.826/0001-07 - NIRE 35.300.147.952 A Listed Company

MATERIAL INFORMATION RELEASE

In accordance with the provisions of CVM Instruction nº 358/2002, GAFISA S.A. (“the company”) informs its shareholders, and the market in general, that, in compliance with CVM Instruction nº 384/2003 and BOVESPA Resolution nº 293/2003, it is including additional measurements in its forecasts (“Guidance”) for 2011, and that, as from the close of the 1Q11, it intends to start early disclosure of its operational results, based on the launches and sales for the respective quarter, in order to align the company’s practices with those of the other companies in the sector, as well as to provide advanced disclosure of this relevant information to the shareholders and the market as a whole.

The company completed successful issues of debt instruments and shares in 2010 that brought in a total of R$ 1.4 billion in new funding, which will be supplemented by the positive cash flow generation that is expected as of the 3Q11. Consequently, the company believes that it is well placed to expand its business, while at the same time establishing a healthy capital structure, with its Net Debt/Net Equity ratio at below 60% at the end of the year.

The 2011 guidance predicts a launch volume of between R$ 5.0 billion and R$ 5.6 billion (company %), reflecting the expectation of an increased volume of business. With regard to profitability, we expect an adjusted EBTIDA margin for the full year of between 18% and 22%, with a first half figure of between 13% and 17%, compared to 20% to 24% for the second half of the year. This difference is due to: i) lower revenues resulting from fewer launches in 2009, compared to 2008 (2009: R$2.3 billion; 2008 R$4.2 billion), with lower recognition of revenue in respect of work in progress and ensuing impact on the diluting of fixed costs; ii) delivery of lower margin products by Tenda, mainly due to a lack of standardization among the older products, and by Gafisa, due to cost reallocation associated with geographical expansion and projects in Rio de Janeiro; iii) possible discounts on units that are ready but unsold, in relation to launches in 2008 and earlier years.

Exceptionally, this year, Gafisa is providing guidance for its Net Debt/Net equity ratio, which should be below 60% at the end of the year (EoP). We think it is important to provide this additional guidance for the market at this time, mainly in view of the company’s favorable operational cash flow generation over the course of the year, which, as mentioned above, should be positive as of the second half of 2011.

Taking all the aforementioned facts into consideration, the guidance for 2011 is as follows:

Guidance 2011	Launches	EBITDA Margin	Net Debt/Equity (%) -
	(R$ million)	(%)	EoP
Minimum	5,000	18.0%
Mean	5,300	20.0%
Maximum	5,600	22.0%	< 60%

EBITDA Margin (%) Guidance 2011	1H11	2H11	2011
Minimum	13.0%	20.0%	18.0%
Mean	15.0%	22.0%	20.0%
Maximum	17.0%	24.0%	22.0%

It should also be pointed out that all the abovementioned premises are subject to change and involve risks and uncertainty that is beyond the company’s control. Any changes in perception, or in the abovementioned circumstances, could mean that the results obtained differ materially from the forecasts (guidance). In that case, the guidance could be submitted to review.

.

São Paulo, March 28th, 2011

Alceu Duilio Calciolari
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer